FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of June 2001

                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


    LE REGENT, 4 RUE JULES FERRY BP 1145, 34008 MONTPELLIER CEDEX 01, FRANCE
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F    X          Form 40-F
                                -----                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                     No         X
                                -----                  -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ---------------

 Genesys Conferencing Strengthens International Management Team with Addition of
                         Vialog and Astound Top Managers

Montpellier, France - June 15, 2001 - Genesys Conferencing (Euronext: 3955 and
Nasdaq: GNSY), the world's leading conferencing specialist, today announced several new appointments among its senior management team. With these nominations, Genesys Conferencing capitalizes on the strengths and assets of the two companies it recently acquired, Vialog Corp. and Astound, Inc., and reinforces its capabilities for the international market.

Kim Mayyasi, who was named Chief Executive Officer of Genesys Conferencing North America, will drive business growth and development in the North American region. As former Chief Executive Officer of Vialog, he brings to his new position extensive knowledge and understanding of the North American conferencing market. Mayyasi also has strong experience in successfully integrating companies, consolidating the nine companies Vialog acquired over the last four years. Part of his new mission will be to target existing Vialog and Genesys customers who may benefit from enhanced conferencing services as well as its global capabilities. With the acquisition of Vialog, Genesys Conferencing doubled its customer base to 17,000 companies, 800 of which are Fortune 2500 companies.

Mayyasi joined Vialog in July 1999 as President and Chief Executive Officer in charge of all company operations. He played a key role in the successful acquisition of Vialog by Genesys Conferencing earlier this year. Prior to joining Vialog, Mayyasi held various positions in wireless communications companies, such as Satellite Business Systems, an IBM company, and Cellular One. He holds an MBA in finance from the American Graduate School of International Management and a BSEE from the Massachusetts Institute of Technology.

Executive Vice President of Services and Technologies Kailash Ambwani is responsible for keeping the company at the forefront of innovative collaboration and communication technologies, and managing the company's strategic partnering activities. The former Chief Executive Officer of Astound brings leading-edge knowledge of Web conferencing technology. Along with David Detert, Executive Vice President Network & Infrastructure, Ambwani will lead more than 60 staff within Genesys Conferencing's worldwide R&D department, which has teams located in Montpellier, Paris, London, Toronto and San Francisco.

Ambwani, a former astrophysicist turned software engineer, was President and Chief Executive Officer of Astound, a Web conferencing and collaboration services specialist that has won industry recognition, including a prestigious CNET award. Before founding Astound in 1996, Ambwani dedicated nearly 10 years to Gold Disk, a company that he started in college and that kindled his interest in the potential of multimedia to enhance organizations' abilities to communicate effectively.

Ambwani has a master's degree in theoretical astrophysics from McMaster University in Ontario.

Deric Moilliet has been appointed Vice President of Global Sales, a department capitalizing on Genesys' extended geographical coverage in 16 countries. He will be responsible for developing global accounts.

Prior to joining Genesys, Moilliet was the Vice President of Sales for Astound. He started his career at Digital Equipment Corporation and went on to Sun Microsystems where he opened up financial services for Sun in Toronto, and at Sybase where he started in financial sales and was promoted to manager of Canadian sales. Before Astound, Moilliet spent five years as Vice President of Sales at Internet startups Sitraka Software (formerly KL Group, Inc) and Delano Technology Corporation.

Moilliet holds a BComm from Queen's University in Kingston and an MBA from the University of Toronto.

Mayyasi, Ambwani and Moilliet are now members of Genesys Conferencing's Executive Committee.


About Genesys Conferencing
Founded in 1986, Genesys Conferencing is the world's leading conferencing specialist. Working in a rapidly growing market and enjoying unique world-wide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 16 countries throughout Europe, Asia Pacific and the United States. Genesys is listed on Euronext (Euronext: 3955) and the Nasdaq (GNSY)

www.genesys.com
---------------

GENESYS

--------------------------------------------------------------------------------
Florence Catel

External Communication Manager
Direct Line: +33 4 67 06 27 49
Florence.catel@genesys.com


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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 18, 2001

                                                 GENESYS SA


                                                 By: /s/ Pierre Schwich
                                                 ------------------------
                                                 Name: Pierre Schwich

                                                 Title: Chief Financial Officer